SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, August 20, 2026 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), with reference to the Material Fact and the Notice to the Market disclosed on December 19, 2025, hereby informs its shareholders and the market in general that, as of this date, the provisions of the Company’s Shareholders’ Agreement, entered into on December 19, 2025 between Suzano Holding S.A. and the shareholders comprising the Fanny Group, have become effective.

The Company's Shareholders' Agreement became effective as a result of the completion of the first capital reduction of Suzano Holding S.A. and the consequent receipt by the Fanny Group of shares issued by the Company, in accordance with the condition set forth therein.

A copy of the aforementioned agreement is available for consultation on the Company’s investor relations website (https://ri.suzano.com.br), as well as on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (http://www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), pursuant to applicable legislation.

Marcos Moreno Chagas Assumpção
Executive Vice President, Finance, Investor Relations and DigitalTech